

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York 10014

> **Re: Squarespace, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 16, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 26, 2021**
> **File No. 333-255284**

Dear Mr. Casalena:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed April 26, 2021

Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Operating Information, page 8

1. We note that some of the figures presented in the pro forma columns for the year ended December 31, 2020 and the three months ended March 31, 2021 are not consistent with the pro forma financial financial statements presented on pages 56 and 57. Please revise accordingly.

2. Please revise to add a line item for net income/loss attributable to Class A, Class B and Class C common stockholders, both on a historical and pro forma basis.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 55

3.   Please revise to disclose, either here or in the notes, the number of shares outstanding for each period presented on a historical and pro forma basis.

Unaudited Pro Forma Condensed Consolidated and Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 56

4.   Please add a footnote or revise the line item titled "Net loss attributable to Class A and Class B common stockholders" to reflect the fact that for the three months ended March 31, 2021, this amount also included net loss attributable to Class C common stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Financial Measures, page 75

5.   We note your response to prior comment 3. While we note your revisions involving the placement of your discussion of key performance indictors and non-GAAP financial measures, you continue to present and discuss unlevered free cash flow (a supplemental liquidity measure) with greater prominence than your discussion of GAAP cash flows beginning on page 77. Please revise your disclosures accordingly.

Liquidity and Capital Resources, page 77

6.   Please revise to indicate if you are in compliance with your Financial Covenant as of March 31, 2021. Please also supplementally show us how you calculated your indebtedness to consolidated EBITDA ratio as of March 31, 2021. It is unclear if your Credit Agreement requires that the calculation use EBITDA as commonly defined, adjusted EBITDA as calculated elsewhere in your filing or some other measure of EBITDA. Furthermore, it is unclear if you elected to implement the 0.50 step-up as a result of your acquisition of Tock during the quarter.

Unaudited Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited), page F-51

7.   Please revise to add a footnote explaining the material terms of your Credit Facility including amounts available for borrowing and debt covenant compliance as of March 31, 2021.

18. Subsequent Events, page F-70

8.   We note that you determined the weighted-average grant date fair value of the Casalena Performance award to be $30.71 per RSU. We note that more than 725,000 other RSUs were granted during the quarter at a weighted average grant date fair value of $63.73 per RSU. Please describe the factors that contributed to the differences in grant date fair values for each of these awards, including any intervening events within the company or changes in your valuation assumptions or methodology.

Anthony Casalena
Squarespace, Inc.
April 29, 2021
Page 3

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ryan J. Dzierniejko, Esq.